File No. 70-

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          Form U-1
_____________________________________________________________

                   APPLICATION-DECLARATION
                            under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
_____________________________________________________________

                    Entergy Corporation
                     639 Loyola Avenue
               New Orleans, Louisiana  70113
         (Name of company filing this statement and
          address of principal executive offices)
                ____________________________

                     Entergy Corporation

       (Name of top registered holding company parent
               of each applicant or declarant)
               ______________________________

                     Gerald D. McInvale
       Sr. Vice President and Chief Financial Officer
                     Entergy Corporation
                       P.O. Box 61005
                New Orleans, Louisiana  70161

           (Name and address of agent for service)
              ________________________________

   The Commission is also requested to send copies of any communications in connection with this matter to:

                  Laurence M. Hamric, Esq.
                    Mark W. Hoffman, Esq.
                   Entergy Services, Inc.
                      639 Loyola Avenue
                   New Orleans, LA  70113

Item 1.   Description of Proposed Transaction



Entergy Corporation ("Entergy"), a public utility holding

company registered with the  Securities and Exchange

Commission ("Commission") under the Public Utility Holding

Company Act of 1935 ("Act") adopted a non-statutory employee stock option plan, known as the Entergy Stock Investment

Plan ("Plan"), dated October 29, 1993.  In connection with

the implementation of the Plan, the Commission authorized

Entergy, from time to time through March 31, 1997, to (i)

grant options ("Options") to Eligible Employees (as

hereinafter defined) to purchase up to 2,000,000 shares of

its common stock, $5 par value, or any security issued in

exchange for such stock ("Stock"), and (ii) to issue and

sell up to 2,000,000 shares of such Stock upon the exercise

of such Options (See HCAR No. 25963, dated December 28,

1993, in File No. 70-8299).<FN1>  In addition, Entergy was

authorized to purchase, from time to time through March 31,

1997, up to 2,000,000 shares of Stock to be held as treasury shares, pending resale to such employees, for the purpose of satisfying the anticipated requirements of the Plan.



The Plan, as currently in effect, provides for three

consecutive annual offerings of Stock, with the first such

annual period commencing on April 1, 1994 and the third and

final such annual period commencing on April 1, 1996 and

terminating March 31, 1997.  Entergy now proposes to renew

and extend the Plan for an additional three (3) year period

commencing April 1, 1997, and to amend the Plan as necessary to provide for such renewal and extension and for the sale

of up to 2,000,000 additional shares of Stock during this

extended term.  Accordingly, Entergy hereby requests

authorization, from time to time during the period through

March 31, 2000, to grant additional Options pursuant to the

terms of the Plan, as amended, and, in connection with the

execution of such Options (and the Options previously

granted), to sell up to an aggregate maximum of 4,000,000

shares of its Stock (including the 2,000,000 shares

currently authorized) which may be either authorized but

unissued shares or previously issued shares purchased by

Entergy on the open market and held by the Corporation as

treasury shares.<FN2>  Entergy also requests authorization to purchase on the open market, from time to time through March

31, 2000, up to an aggregate maximum of 4,000,000 shares of

Stock (including the 2,000,000 shares currently authorized),

to be held as treasury shares pending resale to

participating employees pursuant to the terms of the Plan.

Entergy further seeks an exemption from the competitive

bidding requirements of Rule 50 under the Act, pursuant to

subsection(a)(5) thereof, in connection with the sale of

securities under the Plan.



The purpose of the Plan  is to provide eligible employees

("Eligible Employees"<FN3>) of Entergy and of other

participating companies (collectively, "Participating

Employers"<FN4>) with an opportunity to acquire a proprietary interest in Entergy through the purchase of shares of Stock.

Eligible Employees are granted Options to acquire such

shares of Stock in connection with consecutive annual

offerings ("Offerings"), each corresponding to a twelve

month period ("Plan Year"), commencing on April 1

("Commencement Date") and ending March 31 of the following

year ("Termination Date").



Under the current Plan, the first Plan Year was the twelve

month period beginning April 1, 1994 and ending March 31,

1995 and the final Plan Year is the twelve month period that commenced April 1, 1996 and will end March 31, 1997.

Pursuant to the Plan, as amended, it is proposed that

Eligible Employees be granted Options to acquire shares of

Stock for three additional Plan Years, with the first such

additional Plan Year beginning April 1, 1997 and the last

such additional Plan Year ending March 31, 2000.  The Plan

provides that an Eligible Employee becomes a participant

with respect to any Offering ("Participant") by enrolling in the Offering prior to the applicable Commencement Date and

authorizing payroll deductions during the course of the

corresponding Plan Year.  A Participant may authorize

deductions up to a maximum level of 10% of the Participant's base pay which will be used at the end of each Plan Year to

purchase the Stock that is covered by the Participant's

Option.  Generally, each Participant is granted an Option on each Commencement Date to purchase the maximum number of

whole shares of Stock ("Option Shares") that the amount

credited to the Participant's Plan account on the

Termination Date with respect to that Offering (less any

amount charged to the Participant's account for

administrative expenses and withholding taxes, if

applicable) will allow. The Option exercise price ("Exercise

Price") is the lower of:

     a.   85% of the closing price of the Stock on the

     Commencement  Date for that   Offering or the nearest

     prior business day on which trading occurs on the

     New York Stock Exchange; or

     b.   85% of the closing price of the Stock on the

     Termination Date for that     Offering or the nearest

     prior business day on which trading occurs on the

     New York Stock Exchange.



Unless a Participant elects to withdraw from the Plan, the

Participant's Option is deemed to be automatically exercised on the applicable Termination Date for the purchase of the

number of Option Shares covered by the Option.  Such

purchase is reflected by an appropriate entry on Entergy's

books and records evidencing that the Option Shares

purchased by a Participant with respect to the Offering have been acquired by the Participant as of that date.

Participants may choose to receive their Option Shares in

book-entry or certificate form.  No fractional shares are

issued under the Plan.  Any excess amount in a Participant's

Plan account is paid to the Participant in cash.  If a

Participant withdraws from the Plan prior to the exercise of the applicable Option, such Participant  receives a refund

of amounts withheld and credited to his account, less

nominal administrative expenses.  No interest is paid to the

Participant on returned funds.



The Plan is administered by a Committee whose members are

appointed by the Chairman of the Board of Directors of

Entergy.  The Committee consists of no fewer than three

members selected from directors, officers or employees of

Entergy and of other Participating Employers.  Subject to

the express provisions of the Plan, the Committee has the

exclusive authority to interpret and construe any and all of its provisions and to make all other determinations deemed

necessary or advisable for its administration.  The

Committee , in its discretion, may permit Participants to

make contributions by one or more lump sum payments in

addition to payroll deductions.  Such permission is subject

to, inter alia, the condition that the total of all amounts

credited to a Participant's account in any Plan Year may in

no event exceed 10% of the Participant's base pay.



The maximum number of shares of Stock that may be issued

under the Plan, as amended, will be 4,000,000 (including the

2,000,000 shares which the Commission has previously

authorized to be issued).  Stock issued under the Plan may

be issued out of Entergy's authorized but unissued shares,

or from shares purchased by Entergy on the open market and

held by Entergy as treasury stock.  Funds for the purchase

of shares of Stock on the open market to satisfy the

requirements of the Plan will be obtained from internally

generated funds.  Proceeds from the sale of shares of Stock

under the Plan will become part of the general corporate

funds of Entergy and will be used (i) to purchase Stock of

Entergy sold or to be sold by Entergy under the Plan, and/or

(ii) for other general corporate purposes.



Entergy currently has registered 2,000,000 shares of Stock

under the Securities Act of 1933 to be sold under the Plan.

Entergy proposes to register additional Shares to be sold

under the Plan as and when necessary to satisfy Plan

requirements.  Any authorization that is required under the

Act for Entergy to issue or sell shares of Stock for

corporate purposes other than as set forth herein would be

the subject to a separate filing of filings with the

Commission.



The proposed transactions may be subject to Rule 54.  In

determining whether to approve the issue or sale of a

security by a registered holding company for purposes other

than the acquisition of an EWG or FUCO, or other

transactions by such registered holding company or its

subsidiaries other than with respect to EWG or FUCOs, the

Commission shall not consider the effect of the

capitalization of any subsidiary which is an EWG or FUCO

upon the registered holding company system if rules 53(a),

(b) and (c) are satisfied.  In that regard, assuming

consummation of the transactions proposed in this

application, all of the conditions set forth in Rule 53(a)

are and will be satisfied and none of the conditions set

forth in Rule 53(b) exist or, as a result thereof, will

exist.



Entergy's "aggregate investment" in EWGs and FUCOs is

approximately $743.2 million, representing approximately

32.91% of the Entergy System's consolidated retained

earnings as of September 30, 1996.  Furthermore, Entergy has complied with and will continue to comply with the record

keeping requirements of rule 53(a)(2) concerning affiliated

EWGs and FUCOs.  In addition, as required by Rule 53(a)(3),

no more than 2% of the employees of the Entergy System's

domestic public utility subsidiary companies render services to affiliated EWGs and FUCOs.  Finally, none of the

conditions set forth in Rule 53(b), under which the

provisions of Rule 53 would not be available, have been met.



For further information concerning the provisions of the

Plan, as amended, reference is made to Exhibit A-3 hereto.



Item 2.        Fees, Commissions and Expenses



The fees and expenses incurred in connection with the

proposed transactions will be supplied by amendment.



Item 3.        Applicable Statutory Provisions



It is believed that Sections 6(a), 7, 9(a) and 10 of the Act and Rules 23, 24, 42 and 50 thereunder are applicable to the proposed transactions.  Entergy believes that the

competitive bidding requirements of Rule 50 are neither

necessary nor appropriate in the public interest or for the

protection of investors or consumers under the

circumstances, and therefore requests an exemption from such requirements pursuant to Rule 50(a)(5) under the Act.



Item 4.        Regulatory Approval



No state or federal commission other than the Commission has jurisdiction over the proposed transactions.



Item 5.        Procedure



Entergy respectfully requests that the Commission's order

herein be entered on or prior to January 1, 1997, or as soon

thereafter as is reasonably practicable.   Entergy hereby

waives a recommended decision by a hearing officer or any

other responsible officer of the Commission, agrees that the

Division of Investment Management may assist in the

preparation of the Commission's decision in this matter, and requests that there be no waiting period between the

issuance of the Commission's order and the date it becomes

effective.



Item 6.        Exhibits and Financial Statements



     A.   Exhibits



     *A-1     Certificate of Incorporation of Entergy Corporation
              (Filed as Exhibit A-1(a) to Rule 24 Certificate in File No. 70-8509).

     *A-2 By-laws of Entergy, as amended to date (Filed as Exhibit A-2(a) to Rule 24 Certificate in File
              No. 70-8509).

      A-3 Entergy Stock Investment Plan, as proposed to be amended.

      B       Not applicable

      *C Registration Statement with respect to the Entergy Stock Investment Plan (Filed as Post-Effective Amendment No. 2 on Form S-8 to Registration Statement on Form S-4 (File No. 33-54298)).

       D      Not Applicable

       E      Not Applicable

       **F    Opinion of Counsel

       G      Suggested form of Notice of Proposed Transactions


     B.   Financial Statements



          Financial Statements of Entergy Corporation and of
     Entergy Corporation and subsidiaries, consolidated, as of September 30, 1996, including proforma journal entries.

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1996.


Item 7.        Information as to Environmental Effects

The proposed transactions described herein involve the

acquisition, issuance or sale of securities and not any

major action which will significantly affect the quality of

the human environment.



No federal agency has prepared or is preparing an

environmental impact statement with respect to the

transactions proposed herein.



_____________________________________________________

*    Incorporated herein by reference as indicated.
**   To be filed by amendment.

                         SIGNATURES



     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                  Senior Vice President,
                              General Counsel and Secretary
Dated:December 16, 1996


_______________________________
<FN1>  For purposes of the Plan, Entergy includes any company that is or becomes a successor in interest, including the surviving corporation following the December 31, 1993 merger of Entergy and Gulf States Utilities Company (the "Merger"). As a result of the Merger, the applicant, a Delaware corporation, became the successor to Entergy Corporation, a Florida corporation, and the Stock issued under the Plan became the common stock, par value $.01 per share, of applicant.

<FN2>  Entergy has issued, as of the end of the second year of the plan, 576,985 shares of Stock. Additional shares will be issued under current authority at the end of year three of the Plan.

<FN3>  Eligible Employees generally include all regular, full-
       time employees of a Participating Employer, including those employees who, at the time of grant of the applicable
       Option, are on paid leave of absence.

<FN4>  In addition to Entergy, Participating Employers include any corporation (a) 50% or more of the common stock of which is owned, directly or indirectly, by Entergy, and (b) which is, from time to time designated as a Participating Employer in the Plan. Designation as a Participating Employer is made by a Committee that is charged with administering the Plan ("Committee"). Participating Employers currently include the following companies: Entergy, Entergy Arkansas, Inc., Entergy Enterprises, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., Entergy Services, Inc., and Entergy Operations, Inc.